[Letterhead of Diamond Offshore Drilling, Inc.]
August 19, 2008
VIA EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Diamond Offshore Drilling, Inc. Form 10-K for the fiscal year ended December 31, 2007 Definitive Schedule 14A filed April 2, 2008 File No. 001-13926
Dear Mr. Schwall:
Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated July 31, 2008 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2007, filed on February 25, 2008, and Definitive Schedule 14A filed on April 2, 2008 (File No. 001-13926) (collectively, the “Reports”).
The Company acknowledges, in connection with the Company’s response to the Comment Letter, that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Reports;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this matter to the Company’s counsel, Shelton Vaughan, at (713) 402-3906.
Very truly yours,
/s/ William C. Long
William C. Long
Senior Vice President, General Counsel and Secretary

cc:	Shelton M. Vaughan (via facsimile 713-402-3901) Duane Morris LLP

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